

January 27, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:** **Miami International Securities Exchange, LLC ("MIAX")**
> **Amendment 2026-2 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-2 to the Form 1 Application of MIAX, which includes the following changes:

> Exhibit C – LedgerX LLC d/b/a MIAXdx ("LedgerX") has been removed. Ninety-percent of the company was sold on January 20, 2026 and LedgerX is no longer a subsidiary or affiliate.

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/27/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

26000046

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: January 27, 2026   By: _____
                                      Barbara J. Comly
                                      EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 27th day of January, 2026.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   – Miami International Securities Exchange, LLC;
   – MIAX PEARL, LLC;

- MIAX Emerald, LLC;
- MIAX Sapphire, LLC;
- Miami International Technologies, LLC;
- MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC and (ii) M 7 Holdings, LLC and M 8 Holdings, LLC which together own 10% of the equity and voting securities of Rothera Exchange and Clearing LLC (formerly known as LedgerX LLC or MIAX Derivatives Exchange);
- M 9 Holdings, LLC;
- MGEX Real Estate Holdings, LLC;
- MIAX Global, LLC, the sole member and owner of 100% of the equity and voting securities of (i) The Bermuda Stock Exchange, which is the sole member and owner of 100% of the equity and voting securities of BSD Nominee Limited, and (ii) The International Stock Exchange Group Limited, which is the sole member and owner of 100% of the equity and voting securities of The International Stock Exchange Authority Limited;
- MIAX Products, LLC;
- Dorman Trading, LLC; and
- MIH East Holdings, Limited.

Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated July 15, 2025 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Joseph Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller

Name	Title
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Steven F. Ivey	Senior Vice President – Futures Risk Management
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Margo Bailey	Vice President – Senior Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Jonathan Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Kaitlin Meyer	Vice President – Derivative Sales
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Rachel Beeman	Assistant Vice President – Associate Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
John Beckelman
Lee Becker
David Brown
Kurt M. Eckert
Kenneth Lozier
Mark I. Massad
Lisa Moore
Mark F. Raymond
Cynthia Schwarzkopf
Murray Stahl
Paul V. Stahlin
J. Gray Teekell

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
David Brown
Lisa Moore

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Mark F. Raymond
J. Gray Teekell

Nominating and Corporate Governance Committee
Mark F. Raymond (Chair)
Kenneth Lozier
Cynthia Schwarzkopf

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States. MIAX Global holds all of the issued and outstanding shares of (i) The Bermuda Stock Exchange ("BSX"), a company incorporated in Bermuda, which is the sole owner of BSD Nominee Limited ("BSD"), a company incorporated in Bermuda; and (ii) The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher
Kurt M. Eckert
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   M 7 HOLDINGS, LLC

1.   *Name*: M 7 Holdings, LLC
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4.   *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7").

5.   *Brief description of business or functions*: M 7 is a holding company which together with M 8 Holdings, LLC owns 10% of the equity and voting securities of Rothera Exchange and Clearing LLC (formerly known as LedgerX LLC or MIAX Derivatives Exchange).

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D.   M 8 HOLDINGS, LLC

1.   *Name*: M 8 Holdings, LLC
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4.   *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 8 Holdings, LLC ("M 8").

5.   *Brief description of business or functions*: M 8 is a holding company, which together with M 7 Holdings, LLC owns 10% of the equity and voting securities of Rothera Exchange and Clearing LLC (formerly known as LedgerX LLC or MIAX Derivatives Exchange).

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 17, 2025 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 8 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 8 Holdings, LLC

Directors
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.